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                                  July 8, 2009

VIA EDGAR- CORRESPONDENCE

U.S. Securities and Exchange Commission Washington, D.C. 20549
Mail Stop 4561
Attention:  Jan Woo

     Re: Business Outsourcing Services, Inc.
         Amendment No. 1 to Registration Statement on Form S-1 Filed June 17, 2009
         File No. 333-158386

Dear Ms. Woo:

     On behalf of Business Outsourcing Services, Inc. (the "Company"), please find electronically transmitted herewith changes to the Company's Registration Statement (the "Registration Statement") on Form S-1/A (Amendment No. 2) in response to your comments dated June 25, 2008. This response letter has been numbered to coincide with your comment letter.

COMMENT 1: We note that you did not provide the acknowledgments that we requested, which appear at the end of our letter dated April 22, 2009. No later than concurrently with any request for acceleration of the effective date, provide the representations as requested. Note that the representations should be made by the company.

RESPONSE: We include herein a separate letter duly signed by the President of the Company providing the acknowledgments requested.

COMMENT 2: We note that your response to comment 2 does not clearly state whether you currently have the capability to implement your plan of operations. It appears that future work is necessary to develop your website in order to generate revenues. Please provide a description of your CURRENT operations and clarify the discussion of your expectations of future operations by disclosing the events or circumstances that would preclude you from achieving the objective.

RESPONSE: We have revised the Registration Statement to include a description of the Company's activities to date. We also included a discussion on the Company's future operations. Please see pages 1-2.

COMMENT 3: In response to comment 11, you state that the "growth and the start-up of the business are likely to be a significant challenge to [you], not only in terms of the implementation of [y]our business plan, but also in dealing with the added pressures and costs of becoming a publicly reporting company." Please discuss the pressures of becoming a publicly reporting company that you refer to in your disclosure, if material, and any significant business challenges that management expects to encounter over the next year and beyond. In this regard, consider addressing how management intends to launch the business operations from outside the United States. We note that both executive officers reside in Singapore.

RESPONSE: We have revised the Registration Statement to include a discussion on the challenges the Company's management expects to encounter in the future. Please see pages 29-30.

     We trust that this reply, along with Amendment No. 2 to the Registration Statement, has addressed all your concerns. For your convenience, we are also including herewith a version which has been marked to show changes. Please note that we have also made minor changes to the Registration Statement to correct non-material typographic and formatting errors. As a result, the amendment being filed includes these changes.

     Please do not hesitate to contact us should you have any questions. Thank you.

                                    Regards,


                                    /s/ David E. Danovitch, Esq.
                                    --------------------------------
                                    David E. Danovitch, Esq.

                       Business Outsourcing Services, Inc.
                         1001 SW 5th Avenue, Suite 1100
                             Portland, Oregon 97204
                                Tel: 503-206-0935

                                                                    July 8, 2009

VIA EDGAR - CORRESPONDENCE

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 4561
Attention:  Jan Woo

     Re: Business Outsourcing Services, Inc.
         Amendment No. 1 to Registration Statement on Form S-1 Filed June 17, 2009
         File No. 333-158386

Dear Ms. Woo:

     Business Outsourcing Services, Inc. (the "Company") hereby states that, in the event that the Company requests for acceleration of the effective date of the Registration Statement on Form S-1/A (Amendment No. 2) filed by it on July 8, 2009, the Company will furnish the Securities and Exchange Commission with a letter acknowledging that:

     * Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

United States Securities and Exchange Commission
July 8, 2009
Page 2


     Thank you very much for your attention to this matter. Should you require any additional information, please do not hesitate to contact the undersigned at the number above or Company counsel, David E. Danovitch, Esq. at (212) 752-9700.

                                Very truly yours,

                                Business Outsourcing Services, Inc.


                                By: /s/ Guilbert Cuison
                                   --------------------------------
                                Name:  Guilbert Cuison
                                Title: President